UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2012

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION

(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60325 Frankfurt am Main

Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory note

Deutsche Bank’s Co-Chairmen Juergen Fitschen and Anshu Jain, together with other members of the Bank’s Management Board and Group Executive Committee, outlined the results of the Bank’s 100-day Strategy Review, which was first announced on June 1, 2012, at a press conference in Frankfurt, Germany on September 11, 2012 and at the Bank’s 2012 Investor Day, commencing on September 11 and continuing on September 12.

This Report on Form 6-K contains the following exhibits. This Report on Form 6-K and Exhibits 99.1 and 99.2 are hereby incorporated by reference into Registration Statement No. 333-162195 of Deutsche Bank AG. Exhibit 99.3 is not so incorporated by reference.

Exhibit 99.1: Press Release, dated September 11, 2012.

Exhibit 99.2: Reconciliation of Key Financial Information.

Exhibit 99.3: Presentation given by Juergen Fitschen and Anshu Jain, Co-Chairmen of the Bank’s Management Board and Group Executive Committee, on September 11, 2012, at Deutsche Bank’s Investor Day held in Frankfurt, Germany.

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2011 Annual Report on Form 20-F, which was filed with the SEC on March 20, 2012, on pages 6 through 21 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Use of Non-GAAP Financial Measures

This report contains non-GAAP financial measures, which are measures of our historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in our financial statements. For a description of certain non-GAAP financial measures used by the Bank and the adjustments made to the most directly comparable IFRS financial measures to obtain them, please refer to pages S-16 through S-18 of the supplemental financial information of the Bank’s 2011 Annual Report on Form 20-F and “Other Information (unaudited) – Target Definitions” of the Interim Report for the period ended June 30, 2012 included as Exhibit 99.1 to the Bank’s Current Report on Form 6-K dated July 31, 2012 (the “Reconciliation”). Additionally, certain non-GAAP financial measures applicable to our financial aspirations for our Strategy 2015+ are described below and in Exhibit 99.2 hereto.

When used with respect to future periods, the Bank’s non-GAAP financial measures are also forward-looking statements. The Bank cannot predict or quantify the levels of the most directly comparable IFRS financial measures that would correspond to these non-GAAP financial measures for future periods. This is because neither the magnitude of such IFRS financial measures, nor the magnitude of the adjustments to be used to calculate the related non-GAAP financial measures from such IFRS financial measures, can be predicted. Such adjustments, if any, will relate to specific, currently unknown, events and in most cases can be positive or negative, so that it is not possible to predict whether, for a future period, the non-GAAP financial measure will be greater than or less than the related IFRS financial measure.

Strategy 2015+ Financial Aspirations

As set forth in the Press Release attached as Exhibit 99.1 hereto, as part of its “Strategy 2015+”, the Bank has set financial aspirations for its business segments and the Bank as a whole that it aims to achieve by 2015 and beyond.

The Bank has announced its intention to create a dedicated Non-Core Operations unit, which will combine certain assets and liabilities from non-core activities of CB&S, AWM and PBC and the Corporate Investments group division. The Bank also announced its intention to transfer certain businesses from CB&S to AWM and to change the allocation of certain coverage costs from CB&S to GTB (the “Other” re-segmentation). The Bank uses the term “Operating Businesses” to refer to its CB&S, GTB, PBC and AWM businesses; when used at the Group level, the term refers to such businesses plus Consolidations & Adjustments (equivalently, the Bank as a whole, less the Non-Core Operations). The Strategy 2015+ aspirations expressed are after giving effect to the re-segmentation to create the Non-Core Operations unit and after giving effect to the Other re-segmentation.

The Bank has set aspirations regarding the achievement of what it refers to as its “fully loaded” Basel 3 Core Tier 1 ratio. Such ratio is calculated assuming the full application of the Basel 3 solvency rules as the Bank expects them to be implemented, and assuming that the rules currently adopted or proposed with phase-in periods are deemed applicable in full immediately.

The Bank has also set Post-Tax Return on Equity (“RoE”) ambitions for the Group as a whole, the Operating Businesses of the Group as a whole and CB&S. The Post-Tax RoE of the Bank or a unit is calculated by dividing the target net income (calculated from income before income tax, using a notional effective tax rate of between 30% and 35%) of the Bank or applicable unit by the expected average active equity of the Bank or applicable unit. Average active equity is a non-GAAP financial measure that the Bank calculates based on its average total shareholders’ equity and that it allocates among its business segments. The Bank’s average active equity for historical periods is reconciled to average total shareholders’ equity, the closest financial measure calculated in accordance with IFRS, in the Reconciliation.

The aspirations the Bank has set for Strategy 2015+ are based on a number of key assumptions, including normalization/stabilization of asset valuations, revenue growth by the Bank in line with the market, no major changes to current regulatory frameworks on capital or separation of business activities, global GDP growth in the range of 2% to 4% per annum over the period, normalization of the EUR/USD exchange rate at approximately 1.30 and the Bank’s achievement of selective consolidation-driven market share gains.

Exhibit 99.2 presents a reconciliation of key financial information presented in the other exhibits, to show the effect of the re-segmentation (both for the creation of the Non-Core Operations unit and for the Other re-segmentation), particularly on items for which Strategy 2015+ aspirations have been set.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: September 12, 2012
	By:	/s/ Charlotte Jones
	Name:	Charlotte Jones
	Title:	Managing Director

	By:	/s/ Mathias Otto
	Name:	Mathias Otto
	Title:	Managing Director and Senior Counsel

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